

MAIL STOP 7010

April 20, 2006

Brandi Iannelli
President
TJS Wood Flooring, Inc
31940 Daniel Way
Temecula, CA 92591

RE: TJS Wood Flooring, Inc
       Registration Statement on Form SB-2
       File No. 333-141568
       Filed March 26, 2007

Dear Ms. Iannelli:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Determination of Offering Price, page 12

1. Please update the status of any agreements or arrangements with a market maker to file a Rule 211 application on your behalf. We note your disclosure on page 13 that you are seeking a market maker.

Management's Discussion and Analysis or Plan of Operation, page 13

2. Please revise the Management's Discussion and Analysis section to provide discussion and analysis of known trends, demands, commitments, events and uncertainties that management

views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations; rather than a mere narrative recitation of the financial statements. In an effort to assist you in this regard when responding to the comments below, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm..

Liquidity, page 15

3. We note that you hope to be able to use your status as a public company to enable the company to use non-cash means of settling obligations and pay compensation. Please also disclose that such issuances may possibly result in dilution to current shareholders.

4. Please clarify that possible future issuances of common stock in exchange for services and/or compensation would most likely not be through registered transactions. We note the disclosure on page 14 that you believe that people would more readily accept restricted securities from a public company than from a private company as consideration for indebtedness to them.

5. You indicate you believe that operations are generating sufficient cash to continue operations for the next twelve months from the date of your prospectus. You further disclose that you will incur additional expenses of approximately $50,000 per year as a result of becoming a public entity. You go on to say that management compensation, which approximated $37,000 in 2006, may be reduced if there is insufficient cash generated from operations. Given that you generated no cash flows from operations for the year ended December 31, 2006 or for the period September 1, 2005 through December 31, 2005, please expand your disclosures to explain the basis for your belief that your operations are generating sufficient cash to continue operations for the next twelve months from the date of your prospectus.

Business, page 17

6. Please disclose the basis for your statement that most timber is cut from forests that are carefully managed to ensure continued resources of wood in the future.

7. We note your extensive discussion of the types and styles of wood flooring. Please clarify, if true, that your business includes the installation and finishing of all of the wood varieties discussed in this section.

8. Quantify to the extent possible the number of contractors that you compete with.

9. We note that you generate business in a variety of ways. Please disclose the manner in which most of your business has been generated.

Executive Compensation, page 24

10. It appears that you are using the old executive compensation table and related transactions disclosure. For registration statements filed on or after December 15, 2006, that are required to include Items 402 and 404 of Regulation S-B disclosures for fiscal years ending on or after December 15, 2006, must comply with the requirements adopted by the Commission and published in Release No. 33-8732A. Please revise. For guidance, you may wish to refer to our compliance and disclosure interpretations and our transition questions and answers on executive compensation and related person disclosure, both of which are available in the Division of Corporation Finance's section under "SEC Divisions" on the Commission's website at www.sec.gov.

Plan of Distribution, page 28

11. To the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

12. Given that your operations are located in Temecula, California, it is unclear why you have engaged an independent accountant located in New Jersey. Further, it is unclear whether your independent accountant is licensed to practice public accountancy is California. Please provide us with additional information to help us understand why you have not engaged an independent accountant in your area. Please also ask your independent accountant to provide us with their California license number or explain the arrangements made to enable them to practice public accountancy in California.

Legal Opinion

13. Please reconcile the number of shares being registered by the prospectus with the number discussed in this opinion.

14. Please reconcile the state law upon which the legal opinion opines with the state that you are incorporated in.

15. Counsel must include in its opinion that the shares are legally issued that they were duly authorized.

Signatures

16. It does not appear that the introductory paragraph in the Signatures section includes all of the language sought by Form SB-2. Please revise.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Ernest Greene, Staff Accountant, at (202) 551-3866 or Scott Watkinson, Senior Staff Accountant, at (202) 551-3741 with question regarding the financial statement or related matters. Please contact Craig Slivka, Staff Attorney, at (202) 551-3729, or the undersigned Legal Branch Chief at (202) 551-3767, with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

CC: Gary B. Wolff, Esq.
       (212) 644-6498